LG Electronics Inc.

LG Twin Towers
20, Yeouido-dong, Yeongdeungpo-gu, Seoul, 150-721, Korea
Tel : 82-2-3777-1114

03032392

U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

September 22, 2003

* Filing No. : 82-3857

SUPPL

SEC MAIL PROCESSING
RECEIVED
SEP 30 2003
WASH. D.C. 187 SECTION

Dear Filing Desk Officer,

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting the enclosed public announcements to the U.S. Securities and Exchange Commission.

- August 2003 Results Report September 22, 2003

We will keep providing to the Commission, on a timely basis, all information required by Rule 12g3-2(b).

If you have any question, please do not hesitate to contact International Finance Group of LG Electronics at (822) 3777-3449.

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Sincerely yours,

K.O. Kim

K.O. Kim
Senior Manager
International Finance Group

August 2003 Results Report

I. Results	Revenue	Versus Aug 2002	Versus July 2003
Total	1,554	+25.7%	-4.0%
Appliance Division	365	+16.0%	-8.5%
Display & Media Division	554	+26.2%	+2.3%
Telecom & Handset Division	620	+34.1%	-3.7%
II. Handset Sales			
Total	261	+75.9%	+5.1%
Domestic	19	-51.3%	-9.3%
CDMA Export	192	+122.2%	+6.6%
GSM Export	50	+112.3%	+5.7%

(Billions of KRW; Thousands of Units)

* 2002 numbers are calculated on the same basis as 2003 numbers for a meaningful comparison

※ These figures are unaudited and are subject to change.

III. Description

Appliances

➢ Despite the slow domestic market, sales were up 16% on a year-on-year basis owing to strong exports in washing machines, and vacuum cleaners.

Display & Media

➢ Sales increased 26% on a year-on-year basis due to strong exports in Optical Storage, TV, and PDP.

➢ Sales of Optical Storage went up 48% on a year-on-year basis because of rapid growth in DVD writer sales.

Telecom Equipment & Handsets

➢ Strong exports led to increased sales in spite of weak domestic market due to delay in market launch of new models.

➢ Strong CDMA sales continued in India and to Verizon.

➢ GSM export level reached 500,000 units monthly due to demand increase in Russia and initiation of sales to Vodafone